NEWS RELEASE TSX: WRN NYSE American: WRN

July 20, 2026

Western Copper and Gold Provides Corporate Update

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to provide an update on recent developments relating to the Casino Project.

Highlights and Recent Developments

  Mitsubishi Materials Share Purchases Completed: Further to the Company's news release dated June 15, 2026, Mitsubishi Materials Corporation has completed its acquisition of 1.2 million common shares of the Company through non-dilutive open market purchases, satisfying the conditions for the extension of the amended and restated investor rights agreement. Mitsubishi Materials' ownership in Western has returned to approximately 5%.
  YESAB Sufficiency Responses Submitted: On July 15, 2026, the Company submitted its responses to the supplementary information and clarification requests received from the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board ("YESAB"). The responses add to the substantial body of technical work that is the foundation for YESAB's review of the Project. Upon a determination of sufficiency, the Executive Committee will establish the Panel and set its terms of reference.
  Yukon-B.C. Grid Connect Named a Federal Priority: On June 26, 2026, the Honourable Tim Hodgson, Minister of Energy and Natural Resources, announced that the federal government will prioritize financial and regulatory support for five transmission projects across Canada, including the Yukon-B.C. Grid Connect. The announcement builds on Canada's National Electricity Strategy, launched by Prime Minister Mark Carney on May 14, 2026, which aims to double the capacity of Canada's grid by 2050.

"We are advancing diligently through the YESAB process, and our team is committed to the highest levels of technical analysis and engagement as we move forward," said Sandeep Singh, President & CEO of Western. "In parallel, the backdrop for our project, and our company, continues to strengthen. Whether it is through ongoing support from partners such as Mitsubishi Materials, or the building momentum around long term energy alternatives in the Yukon, there is growing realization that the Casino project can be a key driver of sustainable, long term, shared benefits in the Yukon and in Canada."

About Western Copper and Gold Corporation

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

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NEWS RELEASE

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President and CEO

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the YESAB assessment process, including the determination of sufficiency and the establishment of the Panel and its terms of reference, the development and federal support for the Yukon-B.C. Grid Connect, and the potential benefits of the Casino Project.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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